EXHIBIT 12.1
SEMPRA ENERGY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						June 30,
	2011	2012	2013	2014	2015	2016
Fixed charges and preferred stock dividends:
Interest	$549	$601	$620	$636	$677	$353
Interest portion of annual rentals	2	2	2	3	2	1
Preferred dividends of subsidiaries (1)	10	6	6	1	2	1
Total fixed charges	561	609	628	640	681	355
Preferred dividends for purpose of ratio	-	-	-	-	-	-
Combined fixed charges and preferred dividends for purpose of ratio	$561	$609	$628	$640	$681	$355
Earnings:

Pretax income from continuing operations before adjustment for income or loss from equity investees	$1,747	$1,255	$1,399	$1,443	$1,600	$351
Add:
Total fixed charges (from above)	561	609	628	640	681	355
Distributed income of equity investees	96	50	51	61	83	36
Less:
Interest capitalized	27	53	23	40	69	40
Preferred dividends of subsidiaries (1)	10	6	6	1	2	1
Total earnings for purpose of ratio	$2,367	$1,855	$2,049	$2,103	$2,293	$701
Ratio of earnings to combined fixed charges and preferred stock dividends	4.22	3.05	3.26	3.29	3.37	1.97

Ratio of earnings to fixed charges	4.22	3.05	3.26	3.29	3.37	1.97

(1)	In computing this ratio, “Preferred dividends of subsidiaries” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.